CapFinancial Securities, LLC
(A Wholly-Owned Subsidiary
of The CapFinancial Group, LLC)

Financial Statements
and Supplemental Information

For the Year Ended December 31, 2023

(With Accountants' Report Thereon)

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CapFinancial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Buchanan	919 870 6822	denise.buchanan@cpatrustadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPFINANCIAL SECURITIES LLC, as of 12/31, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

My Commission expires 10.20.2024

VICKEY L COLLINS NOTARY PUBLIC WAKE COUNTY, NORTH CAROLINA

Notary Public Vickey L. Collins

Signature:

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CapFinancial Securities, LLC (the "Company", a wholly-owned subsidiary of The CapFinancial Group, LLC) as of December 31, 2023, and the related statements of income and member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
February 23, 2024

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Balance Sheet

December 31, 2023

		2023
Assets		
Current assets:		
Cash and cash equivalents	$	3,972,435
Prepaid expenses		147,306
Total current assets		4,119,741
	$	4,119,741
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	$	10,399
Accounts payable - related party		570,915
Accrued expenses		35,631
Deferred compensation		687,351
Total current liabilities		1,304,296
Member's capital		2,815,445
	$	4,119,741

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Income and Member's Capital

Year ended December 31, 2023

		2023
Revenues:		
Commissions on exchange listed securities executed on exchanges	$	4,754,896
Fees for account supervision, investment advisory and administrative services		1,116,667
Other operating revenue		1,020,286
		6,891,849
Operating expenses:		
Compensation		273,936
Expense sharing services		5,159,688
Registration and fees		327,617
Taxes and licenses		3,811
Miscellaneous		31,359
		5,796,411
Operating income		1,095,438
Other income:		
Other income		11,141
Total other income		11,141
Net income		1,106,579
Member's capital, beginning of year		1,708,866
Member's capital, end of year	$	2,815,445

See accompanying notes to financial statements.

3

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Cash Flows

Year ended December 31, 2023

	2023
Cash flows from operating activities:	
Net income	$ 1,106,579
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(14,022)
Accounts payable	10,399
Accounts payable - related party	379,857
Accrued expenses	(16,353)
Deferred compensation	271,857
Net cash provided by operating activities	1,738,317
Net increase in cash and cash equivalents	1,738,317
Cash and cash equivalents, beginning of year	2,234,118
Cash and cash equivalents, end of year	$ 3,972,435

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Securities, LLC, (the "Company"), a North Carolina limited liability company, on November 21, 2013. The Company operates in North Carolina and as of December 31, 2023 is authorized as a foreign LLC in 34 other states plus Washington, DC. The Company is a wholly-owned subsidiary of The CapFinancial Group, LLC ("Group" or "Parent"), who is a successor by merger to The CapFinancial Group, Inc., and is a broker-dealer in securities registered in 50 states plus Washington, DC, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. On January 1, 2015, the Company succeeded the broker/dealer operations of CapFinancial Partners, LLC ("Partners"), also a majority-owned subsidiary of Group. Until December 31, 2014, Partners, doing business as CAPTRUST Financial Advisors, was registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, the Company succeeded the broker/dealer business of Partners upon a "succession by amendment" filing.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Revenue Recognition

The Company's revenue is recognized based on contracts with clients. The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter as the performance obligation is satisfied. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue as services are provided, which are simultaneously received and consumed by the client.

(1) Organization and Significant Accounting Policies, Continued

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company maintains and continually assesses the adequacy of the allowance for credit losses representing the Company's estimate for losses resulting from the inability of customers to pay amounts due to the Company. This estimated allowance is based on historical experience of uncollected accounts, the level of past due accounts, the overall level of outstanding accounts receivable, information about specific customers with respect to their inability to make payments and expectations of future conditions that could impact the collectability of accounts receivable. Future changes in the Company's customers' operating performance and cash flows, or in general economic conditions, could have an impact on their ability to fully pay these amounts, which could have a material impact on the Company's operating results. The allowance for doubtful accounts as of December 31, 2023 was $0.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes and its parent entity, Group, is taxed as a partnership under the Internal Revenue Code whereby its income is taxed to its members. Therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to risks and uncertainties.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation up to at $250,000 at each financial institution. The Company's uninsured cash balance was $3,388,234 at December 31, 2023.

(1) Organization and Significant Accounting Policies, Continued

New Accounting Pronouncement

Effective January 1, 2023, the Company adopted provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13 *Financial Instruments – Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments ("FASB ASC 326"), on a modified retrospective basis, which did not result in a cumulative-effect adjustment to the opening balance of member's capital to be recognized on the date of adoption. FASB ASC 326 requires the measurement of all expected credit losses for financial assets held at the reporting date is based on historical experience, current conditions, and reasonable and supportable forecasts.

(2) Revenue Recognition

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2023.

Performance obligations satisfied over time	$ 5,998,497
Performance obligations satisfied at a point in time	893,352
Total Revenue	$ 6,891,849

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Rule 12b-1 service and distribution fees	$ 1,224,507
Sales commissions on variable annuity sales	4,773,990
Renewal premium on non-qualified variable insurance	893,352
Total Revenue	$ 6,891,849

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $2,668,140, which was $2,418,140 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .5 to 1.

(4) Related Parties

Effective January 1, 2015, the Company entered into an amended and restated expense sharing agreement with Partners. The agreement requires the Company to make payments to Partners to cover the cost of shared services. During the year ended December 31, 2023, the Company's portion of the shared services expenses totaled $5,159,688 under this agreement. As of December 31, 2023, the net amount due to Partners totaled $570,915.

In addition, the Company incurs certain clearing/execution fees that are passed along to Partners. These fees were netted against clearing/execution fees in the accompanying statement of income and member's capital.

(5) Subsequent Events

The date to which events occurring after December 31, 2023, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 2, 2024 the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

CAPFINANCIAL SECURITIES, LLC

(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2023

Balance, December 31, 2022	$	1,708,866
Net income for 2023		1,106,579
Balance, December 31, 2023	$	2,815,445

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group,LLC)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2023

Net capital:		
Total member's equity	$	2,815,445
Deduct: Non-allowable assets		(147,306)
Deduct: Securities haircuts		
Net capital	$	2,668,139
Aggregate indebtedness:		
Accounts payable	$	10,399
Accounts payable - related party		570,915
Accrued expenses		35,631
Deferred compensation		687,351
Total	$	1,304,296
Net capital requirements:		
Broker-dealer	$	250,000
Net capital in excess of requirements		2,418,139
Net capital as computed above	$	2,668,139
Ratio of aggregate indebtedness to net capital		.5 to 1

There are no material differences between the preceding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2023.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

The Board of Directors
CapFinancial Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CapFinancial Securities, LLC and SIPC, solely to assist you and SIPC in evaluating CapFinancial Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. CapFinancial Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2024

CAPFINANCIAL SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2023

Assessment for December 31, 2023	$	1,691
Less:		
Payment July 31, 2023		(911)
Prior Credit		(788)
Payment February 26, 2024		(2)
Balance due February 29, 2024	$	None



BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFinancial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 23, 2024

EXEMPTION STATEMENT

CapFinancial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2023, pursuant to paragraph k(2)(ii).

CapFinancial Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception.



Denise Buchanan, CCO

2/23/2024

Date